Filed By JDN Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On January 17, 2003, Developers Diversified Realty Corporation disseminated the following press release:

Developers Diversified Realty Corporation Announces Tax Allocations of 2002
Dividend Distributions

CLEVELAND – Jan. 17 — Developers Diversified Realty Corporation (“DDR”) (NYSE: DDR) today announced the tax allocations of the 2002 dividend distributions on its common and five series of preferred shares.

For shareholders of DDR common shares, the Form 1099-DIV summarizes the allocation of 2002 common share dividends. The amounts indicated on Form 1099-DIV should be reported on shareholders’ 2002 federal income tax return. The schedule below presented on a per share basis, is provided for informational purposes only, and should only be used to clarify the Form 1099-DIV.

Shareholders of DDR common shares should be aware that the 2002 taxable dividend income includes only a portion of the distribution paid on January 7, 2002. The other portion of the distribution was taxable in 2001 and reflected in the 2001 Form 1099-DIV from DDR.

Additionally, a portion of the January 6, 2003 distribution is taxable in 2002. The remaining portion of the January 6, 2003 distribution will be taxable in 2003.

Common Shares (NYSE:DDR) (a)
Cusip: 251591 103

						Qualified	Unrecaptured
				Taxable	Total	5 Year	Section
Quarter	Date Paid	Date Declared	Record Date	Ordinary Income	Capital Gain	Gain	1250 Gain	Total Dividends

4Q01	1/7/02	11/20/01	12/20/01	$0.338601	$0.028464	$0.022561	$0.005499	$0.367065

1Q02	4/8/02	2/28/02	3/25/02	$0.350531	$0.029469	$0.023358	$0.005693	$0.380000

2Q02	7/8/02	5/20/02	6/24/02	$0.350531	$0.029469	$0.023358	$0.005693	$0.380000

3Q02	10/7/02	8/19/02	9/23/02	$0.350531	$0.029469	$0.023358	$0.005693	$0.380000

4Q02	1/6/03	11/18/02	12/23/02	$0.048135	$0.004047	$0.003208	$0.000782	$0.052182

Total				$1.438329	$0.120918	$0.095843	$0.023360	$1.559247

(a)	There is no return of capital.

Preferred Class A Depository Shares (NYSE:DDR_pa) (a)
Cusip: 251591 301

						Qualified	Unrecaptured
			Date		Total	5 Year	Section	Total
Period	Date Declared	Record Date	Paid	Ordinary Income	Capital Gain	Gain	1250 Gain	Dividends

12/15/01 –3/14/02	2/18/02	3/1/02	3/15/02	$0.547705	$0.046045	$0.036496	$0.008895	$0.593750

3/15/02 –4/15/02	3/15/02	3/15/02	4/15/02	$0.182553	$0.015347	$0.012164	$0.002965	$0.197900 (b)

(a)	There is no return of capital.

(b)	Dividend included in 4/15/02 share redemption.

Preferred Class B Depository Shares (NYSE:DDR_pb) (a)
Cusip: 251591 509

					Total	Qualified	Unrecaptured
			Date		Capital	5 Year	Section
Period	Date Declared	Record Date	Paid	Ordinary Income	Gain	Gain	1250 Gain	Total Dividends

12/15/01 –3/14/02	2/18/02	3/1/02	3/15/02	$0.544245	$0.045755	$0.036266	$0.008839	$0.590000

3/15/02 –4/15/02	3/15/02	3/15/02	4/15/02	$0.181354	$0.015246	$0.012084	$0.002946	$0.196600	(b)

(a)	There is no return of capital.

(b)	Dividend included in 4/15/02 share redemption.

Preferred Class C Depository Shares (NYSE:DDR_pc) (a)
Cusip: 251591 608

						Qualified	Unrecaptured
			Date		Total	5 Year	Section	Total
Period	Date Declared	Record Date	Paid	Ordinary Income	Capital Gain	Gain	1250 Gain	Dividends

12/15/01 –3/14/02	2/18/02	3/1/02	3/15/02	$0.482844	$0.040593	$0.032174	$0.007842	$0.523437

3/15/02 –6/14/02	5/20/02	6/3/02	6/17/02	$0.482845	$0.040592	$0.032174	$0.007842	$0.523437

6/15/02 –9/14/02	8/19/02	9/3/02	9/16/02	$0.482845	$0.040592	$0.032174	$0.007842	$0.523437

9/15/02- 12/14/02	11/18/02	12/2/02	12/16/02	$0.482845	$0.040592	$0.032174	$0.007842	$0.523437

(a)	There is no return of capital.

Preferred Class D Depository Shares (NYSE: DDR_pd) (a)
Cusip: 251591 806

						Qualified	Unrecaptured
			Date		Total	5 Year	Section	Total
Period	Date Declared	Record Date	Paid	Ordinary Income	Capital Gain	Gain	1250 Gain	Dividends

12/15/01 –3/14/02	2/18/02	3/1/02	3/15/02	$0.500429	$0.042071	$0.033346	$0.008128	$0.542500

3/15/02 –6/14/02	5/20/02	6/3/02	6/17/02	$0.500429	$0.042071	$0.033346	$0.008128	$0.542500

6/15/02 –9/14/02	8/19/02	9/3/02	9/16/02	$0.500429	$0.042071	$0.033346	$0.008128	$0.542500

9/15/02- 12/14/02	11/18/02	12/2/02	12/16/02	$0.500429	$0.042071	$0.033346	$0.008128	$0.542500

Preferred Class F Depository Shares (NYSE: DDR_pf) (a)
Cusip: 251591 871

						Qualified	Unrecaptured
			Date		Total	5 Year	Section	Total
Period	Date Declared	Record Date	Paid	Ordinary Income	Capital Gain	Gain	1250 Gain	Dividends

3/27/02 –6/14/02	5/20/02	6/3/02	6/17/02	$0.435212	$0.036588	$0.029000	$0.007068	$0.471800

6/15/02 –9/14/02	8/19/02	9/3/02	9/16/02	$0.495817	$0.041683	$0.033038	$0.008053	$0.537500

9/15/02- 12/14/02	11/18/02	12/2/02	12/16/02	$0.495817	$0.041683	$0.033038	$0.008053	$0.537500

(a)	There is no return of capital.

Developers Diversified currently owns and manages approximately 250 shopping centers in 43 states totaling over 60 million square feet of retail real estate. Developers Diversified is a self-administered and managed real estate investment trust (REIT) operating as a fully integrated real estate company which acquires, develops and manages shopping centers. You can learn more about DDR on the Internet at http://www.ddrc.com.

Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934, both as amended, with respect to the Company’s expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including, among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant. For more details on the risk factors, please refer to the Company’s Form on 10-K as of December 31, 2001.

###

Additional Information concerning the Merger and Where You can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

###

CONTACT: Michelle A. Mahue, Director of Investor Relations of Developers Diversified Realty, +1-216-755-5500, or mmahue@ddrc.com

4